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                              September 1, 2021

       Mary Riskey
       Chief Financial Officer
       Two Harbors Investment Corp.
       601 Carlson Parkway, Suite 1400
       Minnetonka, MN 55305

                                                        Re: Two Harbors
Investment Corp.
                                                            Form 10-K for the
year ended December 31, 2020
                                                            Filed February 25,
2021
                                                            Form 10-Q for the
quarterly period ended June 30, 2021
                                                            Filed August 5,
2021
                                                            File No. 001-34506

       Dear Ms. Riskey:

              We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the year ended December 31, 2020

       Financial Condition
       Equity, page 52

   1. We note your disclosure of core earnings attributable to common stockholders. This non-
                                                        GAAP measure includes
adjustments for various realized and unrealized gains (losses)
                                                        and provision for
credit losses. In light of these adjustments, please tell us how you determined it was
appropriate to title this measure as core earnings. Further, our understanding is that
this measure is commonly used by mortgage REITs as an indicator of dividend paying
ability. Please tell us if this measure is used by the registrant's management as an
indicator of the registrant's dividend paying ability. If so, please revise your filing to disclose
that purpose.
 Mary Riskey
Two Harbors Investment Corp.
September 1, 2021
Page 2
Form 10-Q for the quarterly period ended June 30, 2021

Summary of Results of Operations and Financial Condition, page 53

2. We note your disclosure on page 53 that you sold approximately one-third of your Agency
         RMBS portfolio during the first quarter of 2020 in order to reduce risk and raise cash to establish a strong defensive liquidity position to weather potential ongoing economic and market instability. We also note your disclosure that the Agency RMBS market has stabilized and there is more clarity regarding forbearance levels and deferral programs on
         Agency MSR, and that you expect to continue to deploy capital to your target assets over time. Please tell us how you determined that these disclosures accurately reflect your business activity in light of the continued significant liquidation of your Agency RMBS portfolio in quarters subsequent to the first quarter of 2020. Please revise your MD&A disclosure in future filings, if appropriate. Please refer to Item 303 of Regulation S-K.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Eric McPhee at 202-551-3693 or Jennifer Monick at 202-551-3295 if
you have questions.



FirstName LastNameMary Riskey                                Sincerely,
Comapany NameTwo Harbors Investment Corp.
                                                             Division of
Corporation Finance
September 1, 2021 Page 2                                     Office of Real
Estate & Construction
FirstName LastName